Mail Stop 4-6

March 30, 2005

Mr. Joseph A. LaSala, Jr.
Senior Vice President, General Counsel and Secretary
Novell, Inc.
404 Wyman Street
Waltham, Massachusetts 02451

Re:	Novell, Inc.
	Post-effective Amendment No. 1 to
	Registration Statement on Form S-3 filed March 14, 2005
	File No. 333-112295

Dear Mr. LaSala:

      This is to advise you that we have limited our review of the above registration statement to your information incorporated by reference and your selling securityholders disclosure as addressed in the comments below. No further review of the registration statement has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act has been included.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Where You Can Find More Information

1. We note that certain Forms 8-K filed in November 2004 appear to have been `filed` and not simply `furnished.` As a result, it appears that you may need to incorporate such Forms 8-K by reference.
If not, please supplementally explain why the incorporation by reference of such Forms 8-K is not necessary. Please refer to Item
12 of Form S-3 for additional guidance.

Selling Securityholders

2. We note your addition of UBS AG London Branch f/b/o HFS as a selling securityholder. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by HFS. Please see Interpretation I.60 of the Division of Corporation Finance`s July
1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to the Division of Corporation Finance`s July 1997 Manual of Publicly Available Telephone Interpretations.

3. Please disclose whether HFS is a registered broker-dealer or an affiliate of a registered broker-dealer. If HFS is a registered broker-dealer, please identify HFS as an underwriter in your disclosure, unless the shares were acquired as transaction-based compensation for investment-banking services. Provide a description of the investment-banking services and the manner in which the compensation for the services was computed, as applicable.

If HFS is an affiliate of a registered broker-dealer, please expand the prospectus to indicate whether HFS acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition HFS had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.


*              *              *              *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts related to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Prior to our declaration of the effective date of the pending post-effective amendment pursuant to Section 8(c) of the Securities
Act, the company should furnish a letter acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Daniel Lee at (202) 942-1871 with any questions. If you need further assistance, you may contact me at
(202) 942-1818 or Barbara Jacobs, Assistant Director, at (202)
942-
1800.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal
cc:	Via Facsimile
	Howard L. Shecter, Esq.
	Finnbarr D. Murphy, Esq.
	Morgan, Lewis & Bockius LLP
	101 Park Avenue
	New York, New York 10178
	Telephone: (212) 309-6000
	Facsimile:  (212) 309-6001